Mail Stop 4561

November 16, 2006

Mr. Paul H. Pfleger
President and Director
Interfinancial Real Estate Management Company
1201 Third Avenue
Suite 5400
Seattle, Washington   98101-3076

> **Re: Urban Improvement Fund Limited - 1974**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed July 5, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 000-08071**

Dear Mr. Pfleger:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1. Please tell us when you intend to file your 10-QSBs for the quarters ended June 30, 2006 and September 30, 2006.

Item 6 – Management's Discussion and Analysis of or Plan of Operations

Results of Operations, page 11

2. In future filings including any amendments please expand your discussion to include an explanation for the significant changes in interest income and equity in income (loss) of Local Limited Partnerships from 2004 to 2005. Please discuss what caused the increases or decreases and also discuss your expectations for the future. Please refer to SEC Release No. 33-8350.

Item 7 – Financial Statements

Independent Auditor's Reports, pages 15-19

3. We note that none of your auditors' reports refer to the PCAOB standards. In accordance with the PCAOB's Auditing Standard No. 1, auditor's reports must state that the audit was conducted in accordance with the standards of the PCAOB; it is not appropriate to only refer to auditing standards generally accepted in the United States of America. Please amend your filing and have your auditors revise their reports to include the proper reference to the standards of the PCAOB.

4. We also note that the auditors' reports for Southern Boulevard Partners, Met Paca II Associates, and Norway Housing Associates are only for the year ended December 31, 2005. Please also include the auditors' reports for these LLPs for the year ended December 31, 2004 in accordance with Article 2-05 of Regulation S-X.

5. We note that the auditor's report by Carter & Company states that your company's equity in the operations of the four LLPs that were audited by other auditors represented zero percent of the net income of your company in 2005 and 2004; however, we note on page 26 of your filing that your share of the income of Norway Housing Associates in 2005 was $161,599. Please revise or tell us why a revision is not necessary.

6. We note that Hickey, Beatrice, & Parker, LLP is not registered with the PCAOB. Pursuant to PCAOB 2003-007, any public accounting firm that "plays a substantial role in the preparation or furnishing of an audit report" with respect to any issuer must register. Please tell us how you determined that Hickey, Beatrice, & Parker, LLP did not play a substantial role in the preparation of the audit report of your company based on the definition in Rule 1001(p)(ii).

Note 4 – Investments in Local Limited Partnerships Accounted for on the Equity Method, page 28

7. We note that your investment in Norway House is no longer zero as of December 31, 2005 due to income earned in 2005; however, we do not note that you resumed amortization of the costs of acquisition related to this investment. Please explain.

8. You disclose on page 33 that certain expenses related to obtaining permanent financing for the partnerships were deferred and are being amortized using a straight-line method over periods of five to forty years. Please tell us how the appropriate periods for the amortization of these costs were determined. Please additionally cite the relevant accounting guidance that was relied upon in determining the accounting treatment of these costs.

9. We note that you have included selected footnote disclosures from the audited financial statements of the LLPs that you account for under the equity method; however you do not disclose the impairment policy of the partnerships for the properties. Please tell us the accounting policies of the partnerships for assessing impairment of the properties and revise your disclosure in future filings.

10. You disclose on page 7 that the Notre Dame Apartments LLP purchased Trail Walk Apartments in May of 2001. We note on page 26 and per review of your prior year 10-KSBs that the Notre Dame Apartments partnership has suffered losses in every year except 2002 since the purchase of this property and that the losses have continued in 2006 based on page 9 of your 10-QSB for the quarter ended March 31, 2006. It appears that this property may be impaired. Please confirm to us that an impairment analysis has been performed on this property and how it was determined that no impairment existed as of December 31, 2005. Per review of the combined statements of income (loss) of the LLPs disclosed on page 31 of your filing, it does not appear that any impairment charges were recorded in 2004 or 2005. Please see SFAS 144 for reference.

11. We also note that Monatiquot Village Associates LLP bought two new properties, Tukwila Station and West Colonial Apartments, in early 2005 and that the partnership suffered a large loss in 2005 that appears to be increasing in 2006. It appears that these properties may be impaired. Please tell us if an impairment analysis has been performed on these properties and whether you believe that any impairment existed as of March 31, 2006. Please see SFAS 144 for reference.

Form 10-QSB for the quarter ended March 31, 2006

Note 5 – Controls and Procedures, page 10

12. We note that you use the word "adequate" to describe management's conclusions regarding the partnership's disclosure controls and procedures. Please confirm to us that management concluded that the partnership's disclosure controls and procedures were "effective" in accordance with Item 307 of Regulation S-B, rather than "adequate" and in future filings, including any amendments, please use the appropriate effectiveness language when disclosing management's conclusions regarding the disclosure controls and procedures.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief